Exhibit 99.1

EMBARGOED UNTIL JULY 14, 2009 3:00 PM CET

STUDIES PRESENTED AT INTERNATIONAL CONFERENCE ON ALZHEIMER'S
DISEASE REVEAL SUBSTANTIAL ECONOMIC COSTS AND CAREGIVER BURDEN
 ASSOCIATED WITH ALZHEIMER’S DISEASE

Vienna, Austria, July 14, 2009 – Elan Corporation, plc (NYSE: ELN) and Wyeth (NYSE: WYE) presented information this week at the Alzheimer Association 2009 International Conference on Alzheimer's Disease (ICAD 2009) from seven posters and one podium presentation about the growing burden of care and costs associated with Alzheimer’s disease (AD) and how to measure them.  This information sheds light on the impact of AD, which, as the population ages, will place a significant and increasing burden on patients, families, and caregivers, as well as public health systems worldwide.  The costs of Alzheimer’s disease are difficult to estimate, highlighting the importance of the information presented.

 “These analyses provide important information – in some cases for the first time – about the associations between AD and the health and wellbeing of patients, healthcare costs, and the burden on caregivers,” said study investigator, Daniel Murman, M.D., M.S., Associate Professor and Director, Memory Disorders and Behavior Neurology Program with the Department of Neurological Sciences at the University of Nebraska Medical Center. “This information shows that not only are AD patients more likely than their peers to suffer from other serious conditions, but their needed care takes a tremendous toll on their caregivers.  All of this means increased burden and financial costs to individuals and the healthcare system.”

About the Poster Presentations

Poster #P3-221: Predicting Costs of Care for Unique Dependence Levels in Patients with AD (Murman DL, et al.)
A new, longitudinal, non-interventional study of 133 Alzheimer’s disease patients/caregiver pairs showed an exponential relationship between total costs and AD dependence levels, with costs increasing significantly with increasing dependence.  In this study, dependence level provided a useful method to estimate unique levels of care and associated costs that can be used in pharmacoeconomic evaluations of new treatments for AD patients in a transparent and meaningful manner.

Poster #P1-180: Relationship Between Patient Dependence and Caregiver Burden in Alzheimer’s Disease (Lacey LA, et al.)
A new, longitudinal, non-interventional study that included 155 Alzheimer’s disease patients/caregiver pairs across the U.S. and Europe assessed the relationship of AD patients’ dependence on caregiver burden, connecting the impact of worsening AD severity on family members or other caregivers.  This is the first study exploring the relationship between dependence and caregiver-reported burden via the Caregiver Reaction Assessment, a tool that captures both negative and positive reactions of giving care in an informal setting. Specifically, this poster presented an interim analysis that found caregivers reported experiencing increased disruption in daily schedules, greater lack of family support, and more time devoted to being a caregiver as AD patients’ dependence increased.

“Given these recent findings, it’s vital for continued research, measurement, and documentation of the growing burden of care and cost of Alzheimer’s disease to adequately provide support for caregivers and assess patient healthcare needs,” said Dr. Dale P. Schenk, Executive Vice President and Chief Scientific Officer of Elan. “Elan and Wyeth, through the Alzheimer's Immunotherapy Program (AIP), are committed to advancing research in all aspects of the disease.”

Poster #P2-071: Increased Risk of Serious Comorbidities in a Cohort of AD Patients Compared to a Similar Non-AD Cohort (Malone D, et al.)
A retrospective data analysis showed that AD patients appear to have a higher prevalence of certain serious conditions compared to patients without AD.  These analyses were comprised of an evaluation of claims data for more than 33 million Americans from a managed care population over the course of eight years.  The study authors concluded that the most notable serious conditions were decubitus ulcers (bed sores, 5-fold higher), seizures (4-fold higher), hip fractures, (3-fold higher), depression (3-fold higher), and pneumonia (2-fold higher).

According to Professor Roy Jones, Director, The Research Institute for the Care of Older People, Bath, United Kingdom, these conditions alone can add significant burden to patients and their loved ones, but in combination with AD, they often translate into significant financial cost, poor health outcomes, and higher risk of death.  "I regularly see elderly patients who have multiple conditions that increase the complexity of their care, but until now there have been little data available to reflect the significance and increased prevalence of other conditions in people with Alzheimer's disease,” Professor Jones said.

Poster #P2-066: Web-Based Application to Estimate and Project the Burden of Alzheimer’s Disease and Evaluate the Impact of Potential Interventions (Colantuoni E, et al.)
More than 26 million people worldwide are estimated to have Alzheimer’s disease; however, an updated model suggests that global AD prevalence can be expected to increase to over 100 million by 2050.  The Web-based application presented in the poster allowed cost estimate calculations on the future burden of AD.  The tool was shown to generate projections for a specified population and generate estimates of disease burden, costs, and/or Disability Adjusted Life Years (DALYs), along with the impact of interventions that can reduce risk or slow progression.  Projecting the future burden of AD is important for researchers and policy makers who are evaluating the potential impact of interventions that may reduce disease risk or slow disease progression.

 “This kind of work is important and we applaud the Alzheimer's Immunotherapy Program (AIP) for supporting research to better understand the burden of this disease and its impact on affected families,” said Marc Wortman, Executive Director, Alzheimer's Disease International.

Editors Note: The following Elan and Wyeth abstracts were also presented at ICAD:
•	Poster #P1-204: Estimating HRQOL for Unique Dependence Levels in Patients with AD (Murman DL, et al.)
•	Poster #P3-113: Hip Fracture Risk and Subsequent Mortality among Alzheimer’s Disease Patients in the United Kingdom, 1988-2007 (Baker NL, et al.)
•
Poster #P1-212: Estimating Dependence Scale Scores Based on Clinical Dementia Rating-Sum of Boxes Scores in Patients with Mild Cognitive Impairment or Mild to Moderate Alzheimer’s Disease (Cohen J, et al.)

•	Podium: Development of an Algorithm for Identifying AD Severity in Administrative Claims Data (Mucha L, et al.)

About Alzheimer’s Disease
It is estimated that one in eight baby boomers will develop AD, resulting in significant costs to society and individuals.  Recent data estimate the cost of dementia including AD at nearly $120 billion annually in direct and indirect costs in Europe and $148 billion in the U.S.

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities, such as bathing and eating. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations.

About the Elan and Wyeth Collaboration
The Alzheimer's Immunotherapy Program (AIP) is a collaboration between Elan and Wyeth to research, develop, and commercialize immunotherapeutic approaches that may be used to treat and possibly prevent the onset of Alzheimer’s disease.  The AIP is committed to researching the burden of care and cost of AD as well as developing tools that help advance these efforts. The AIP is also currently conducting clinical trial enrollment throughout Europe and the United States for its lead investigative compound bapineuzumab.

An extensive global Phase 3 clinical program was initiated in December 2007 for bapineuzumab as a potential treatment for patients with mild to moderate Alzheimer’s disease.  To learn more about this trial and potential enrollment, patients or caregivers should contact clinical sites directly.  Participating clinical sites in North America can be found by visiting www.icarastudy.com or calling 1 (888) 818-MEMORY.  For study information outside North America, visit www.globalicarastudy.com. Study site details also can be found on www.clinicaltrials.gov.  In addition, the AIP is continuing to conduct safety trials with bapineuzumab subcutaneous and ACC-001.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

About Wyeth
Wyeth (NYSE:WYE) is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

INVESTOR CONTACTS:
Elan Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Wyeth Justin Victoria Ph: 973-660-5340

MEDIA CONTACTS:
Elan Mary Stutts Ph: 650-794-4403 or 650-823-5255 Miriam Mason Ph: 650-238-7113 or 650-877-7616	Wyeth Douglas Petkus Ph: 973-660-5218 Gwendolyn Fisher Ph: 484-865-5160

Safe Harbor/Forward-Looking Statements
The statements in this press release regarding the Alzheimer's Immunotherapy Program, including the clinical program for bapineuzumab, are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  In particular, there can be no assurance that the clinical program for bapineuzumab will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that bapineuzumab will ever receive regulatory approval or be successfully commercialized.  Other risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include those detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including Wyeth`s current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption "Item 1A, Risk Factors" in Wyeth’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 27, 2009, and Elan’s Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F, particularly the discussion under the caption “Item 3D, Risk Factors” in Elan’s Annual Report on Form 20-F for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 26, 2009  The forward-looking statements in this press release are qualified by these risk factors.  The companies assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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